SGB INTERNATIONAL HOLDINGS INC.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 361000
Tel: +86-0592-6698566

November 23, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Kathleen Krebs, Special Counsel for
Larry Spirgel, Assistant Director

Dear Mesdames/Sirs:

Re:	SGB International Holdings, Inc.
Amendment No. 3 to Form 8-K
Filed October 24, 2011
File No. 000-53490

     We write in response to your letter dated November 3, 2011 (the “Comment Letter”). Our responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter. We are also providing a blacklined copy of the Company's further amended Form 8-K (the “Form 8-K/A Amendment No. 4”) reflecting the changes from the Form 8-K/A Amendment No. 3. The page numbers in this letter refers to the clean copy of the Form 8-K/A Amendment No. 4 filed with the Securities and Exchange Commission, not the blacklined copy of the Form 8-K/A Amendment No. 4.

Business, page 6

1.	We note your response to comment 2 from our letter dated September 29, 2011. As previously requested, please explain why your prior and new permits limit your annual production rate to 90,000 t/a, and disclose whether this is the production amount you sought, or whether you sought a larger rate and the relevant authorities authorized a smaller amount.

Response: Please see additional disclosure included on page 7.

Environmental, Health and Safety Approvals, page 16

2.	We note your responses to comments 5 and 6 from our letter dated September 29, 2011 and your revised disclosure on page 17. Please clarify why your use of a “new constructed coal gangue storage facility” may result in a fine or temporary shut-down of mine operations. Please also expand your disclosure to further explain the basis for your belief that you will receive final acceptance of your ventilation (including your firefighting system) for your new permit (C2300002011051120112047), despite your stated intent to refrain from applying for firefighting design approval.

Response: Please see additional disclosure relating to the newly constructed coal gangue storage facility included on page 17. Please see additional disclosure relating to fire fighting design approval for the new permit (C2300002011051120112047) on page 18.

Regulations of Taxation, page 28

3.	We note your response to comment 9 from our letter dated September 29, 2011 as well as your disclosure that the current VAT rate the local Coal Management Authority collects is about $3.62 per ton and is subject to adjustment from time to time. Please disclose the frequency and magnitude of any such adjustments during the last three years. In addition, please also disclose the VAT rate as a percentage of the gross sales proceeds so that investors can compare your rate with the rate promulgated by the Provisional Regulations on Value-Added Tax of the PRC.

Response: Please see additional disclosure included on page 29.

Notice Concerning Foreign Exchange Controls on Domestic Residents’ . . . , page 29

4.	We note your response to comment 12 from our letter dated September 29, 2011. The opinion does not appear to support your statements on page 29 that legal counsel advised you that the reverse acquisition complied with the PRC Mineral Resources Laws and that there was no material relationship that existed between SGB International, the former principal shareholders of SGB International prior to the reverse acquisition and the shareholders of Dragon International prior to the time of the reverse acquisition. Please advise or revise your filing to clarify that these statements are your beliefs and not those of your Chinese legal counsel. If these statements are your beliefs, your revised disclosure should provide the basis for such beliefs.

Response: As discussed with our legal counsel, we believe that our Chinese legal opinion confirmed that the reverse acquisition complied with the PRC Mineral Resources Laws, in particular in the part on page 5 of the Chinese legal opinion: “In addition, the merger procedure, qualification, conditions and methods did not conflict with the laws of the People’s Republic of China, satisfying the relevant provisions in Decree No. 10, Year 2006, “Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors” and “Catalogue of Encouraged Foreign Investment Industries” issued by the following six ministries and administrations including the Ministry of Commerce, the State-Owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission and the State Administration of Foreign Exchange.” We have also revised our disclosure concerning that no material relationship that existed between SGB International, the former principal shareholders of SGB International on page 31.

Management’s Discussion and Analysis . . ., page 40

Net Sales, page 41

5.	We note your response to comment 15 from our letter dated September 29, 2011 and your revised disclosure on page 41 which states that you anticipate your operation will be back to 100% by the end of June 2011. Please disclose the basis for this statement in light of your disclosure that the work on your tunnels will not be completed until June 2012.

Response: We have revised our disclosure on page 43 to state that we anticipate our operation will be back to 100% of the status before we started our expansion by the end of June 2011. Please see page 43.

Cash Requirements, page 48

6.	We note your response to comment 16 from our letter dated September 29, 2011. As previously requested, please disclose the dates of the loans from Mr. Lin Longwen and Mr. Chen Yongle. Also disclose the corporate entities that received the loans and the extent to which the loans were used in connection with the reverse merger and corporate restructurings in anticipation of the reverse merger.

Response: We have added the disclosure as requested. Please see page 49.

Directors and Executive Officers, page 50

Thomas Tze Khern Teo, Chief Financial Officer and Corporate Secretary, page 51

7.	We note your response to comment 17 from our letter dated September 29, 2011. As previously requested, please revise your disclosure to identify the business activities of Sunshine Holdings Limited and the date when Sunshine Holdings Limited announced its proposed diversification in the commodities, minerals and resources business. If applicable, address the extent to which the company expects there will be conflicts of interest between the two entities and address how that will impact the company. Disclose the material terms of the provisions of the Business Corporation Act (British Columbia) relating to conflicts of interest.

Response: We have added the disclosure as requested. Please see page 53.

8.	Disclose the material terms of the conflict of interest policy and the date that it was adopted.

Response: We have added the disclosure as requested. Please see page 53.

9.

We note that the definition of a conflict of interest in your conflict of interest policy is a situation in which a director or senior officer has a “personal interest” which conflicts with the company. Disclose whether Mr. Yeo’s involvement with Sunshine Holdings Limited would be deemed a “personal” interest for the purposes of this policy. Indicate whether Mr. Yeo has provided the requisite disclosure to the chairman of the board for this conflict of interest.

Response: We have added the disclosure as requested. Please see page 53.

     Should you have any questions regarding the above noted responses, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attention: L.K. Larry Yen, at 604.891.7715.

Yours truly,

SGB INTERNATIONAL HOLDINGS INC.

/s/ Xin Li
Xin Li
Chief Executive Officer and Director